SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces May 2009 Traffic Figures

São Paulo, June 5, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low cost airline in Latin America, announces its preliminary traffic figures for May, 2009.

Management Comments

GOL recorded its third successive monthly upturn in demand in its consolidated route network in May, when domestic passenger traffic (measured in RPK – revenue passenger kilometers) moved up by 5.3% over April 2009, due to the following factors: (i) the Company’s leading position in terms of landings and departures in Brazil’s main airports; (ii) the introduction of new fare packages and the revitalization of SMILES (Latin America’s biggest mileage program, with more than 6 million clients), which has been reflecting the Company’s increased penetration in the business passenger segment; (iii) pro-active yield management and route profitability.

For the third consecutive month, GOL recorded a sequential increase in demand in May, which moved up by 5.3% over April 2009.

In the same period, the Company expanded its supply of seats (measured in ASK – available seat kilometers) by 6.6% over the previous month, giving a total load factor of 58% – 60% on the domestic market and 47% on the international market. In comparison with May 2008, RPK fell by 19.3% due to the elimination of long-haul routes.

GOL maintained its disciplined strategy in regard to market seat supply and revenue management, given that the second quarter is traditionally characterized by low demand. In addition, this year (exceptionally) there was a high concentration of holidays in April and therefore most of the low season fall-off was concentrated in May. As a result, GOL’s net yield in May remained above the 19.43 cents (R$) recorded in 2Q08, but well below the 23.27 cents (R$) registered in FY2008. In the first two months of 2Q09, yield was slightly below, but very close to, the 21.93 cents (R$) recorded in 1Q08.

Operating Data	May 2009*	April 2009*	% Chg. (MoM)	May 2008*	% Chg. (YoY)
Total System
ASK (mm) (1)	3,293.8	3,088.6	6.6%	3,613.6	-8.9%
RPK (mm) (2)	1,908.5	1,811.6	5.3%	2,363.7	-19.3%
Load Factor (3)	57.9%	58.7%	-0.7 pp	65.4%	-7.5 pp
Domestic Market
ASK (mm) (1)	2,851.9	2,627.7	8.5%	2,839.0	0.5%
RPK (mm) (2)	1,700.2	1,577.8	7.8%	1,936.6	-12.2%
Load Factor (3)	59.6%	60.0%	-0.4 pp	68.2%	-8.6 pp
International Market
ASK (mm) (1)	441.8	460.8	-4.1%	774.5	-43.0%
RPK (mm) (2)	208.2	233.8	-10.9%	427.0	-51.2%
Load Factor (3)	47.1%	50.7%	-3.6 pp	55.1%	-8.0 pp

On the international market, given the closure of intercontinental operations in 2008, GOL reduced its ASK by 51.2% over May 2008 and by 4.1% over April 2009.

In year-over-year terms, the load factor also experienced a decline, falling to 47.1% in May, chiefly due to the previously mentioned repositioning of the international network. In comparison with the previous month, the load factor fell by 3.6 percentage points, reflecting May’s lack of extended holidays, given the more tourism-oriented profile of GOL’s international network.

(*) May 2009 - preliminary figures; May 2008 - final figures.

(1) Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers, or RPK, represents the number of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s lowcost airline, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

Leonardo Pereira - CFO and IRO
Rodrigo Alves – IR Manager
Tel.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir

Corporate Communication
Tel.: (55 11) 2128-4413
comcorp@golnaweb.com.br

Media Relations	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disc losure documents and are, therefore, subject to change without prior notice.
FSB Comunicações (Brazil)
Erica Arruda
Tel.: (55 11) 2128-4420
erica.arruda@fsb.com.br

Edelman (EUA and Europe):
M. Smith and N. Dean
Tel.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.